CUSIP No. 561063-10-8                                        Page 15 of 16 pages


                                                                       EXHIBIT 9

                           [ON FIRST UNION LETTERHEAD]

December 17, 1999



Mr. A. S. Gramer
President and CEO
Malan Realty Investors, inc.
30200 Telegraph Road
Suite 105
Bingham Farms, Michigan   48025-4503

Dear Mr. Gramer:

I am responding to your December 7, 1999 letter to Edward E. Crutchfield, Chairman and Chief Executive Office of First Union Corporation, concerning the activities of Peter Kross, Senior Vice President of First Union Securities in Grosse Pointe, Michigan, as they relate to his holdings in the common stock of Malan Realty Investors. As you may be aware, First Union Corporation closed their acquisition of EVEREN Capital Corporation October 1, 1999 which included the Gross Pointe office. In short, you have expressed concerns about Kross' recently disclosed intention to run a full slate of candidates for the Board of Directors of Malan. Your letter also references other statements attributed to Kross which you view as both inappropriate and hostile to Malan. You have asked that we review Kross' activities and any confidential information pertaining to Malan which we may have as a result of prior relationships with Wheat First Securities, and respond to you concerning the results of our review.

Your request has receive serious and quick attention, and I am able to provide a summary of our findings and actions we have initiated. First Union Securities was aware that Kross had accumulated a significant position in Malan. To our knowledge, he did not violate any applicable law or firm policy in doing so. He had requested and received approval to serve on Malan's board. The Firm understood his request was for the purpose of obtaining Board representation as an individual shareholder.

We have determined that Kross did not issue any press release nor has he spoken to the press concerning Malan, his holdings, or his intentions with respect to them. We believe the recent media comments are based on the recent Form 13D amendment filed by Kross.


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CUSIP No. 561063-10-8                                        Page 16 of 16 pages



You can be assured that any confidential information which we may have because of Malan Realty's past relationship with our Wheat First predecessor was not and is not available to Kross.

We believe Kross has certain shareholder rights which we cannot and will not deny him. Nevertheless, we have today requested Kross to not seek or accept a Malan Realty Board position, and to not nominate any other candidate for a Malan Realty Board position. He will, however, continue to be free to vote his shares for candidate(s) of his choice, and, in compliance with any applicable legal and regulatory requirements, to disclose his voting intentions.

Thank you for bringing this matter to our attention, and as you can see we have made timely and appropriate responses to the issues you have raised.


Sincerely,

/s/ Daniel J. Ludeman

Daniel J. Ludeman
President and CEO

DJL/cws


Cc:   Edward E. Crutchfield
      Chairman and Chief Executive Officer


bcc:  John R. Georgius
      G. Kennedy Thompson
      B. J. Walker
      Robert T. Atwood
      Mark C. Treanor
      R. Gerald Baker
      T. Howard Clarke